UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

ONVIA, INC.

(Name of Subject Company)

ONVIA, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68338T403

(CUSIP Number of Class of Securities)

Cameron Way

Chief Financial Officer and Senior Vice President

Onvia, Inc.

509 Olive Way, Suite 400

Seattle, Washington 98101

(206) 282-5170

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew Bor

Nick Ferrer

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Onvia, Inc. (the “Company”) with the Securities and Exchange Commission on October 19, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein by reference, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Project Olympus Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Project Diamond Intermediate Holdings Corporation (“Parent”), a Delaware corporation and the parent company of Deltek, Inc. (“Deltek”), a Delaware corporation, to purchase any and all issued and outstanding shares of the Company’s common stock, par value of $0.0001 per share (the “Shares”), at a price of $9.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately before the heading “Forward-Looking Statements.”:

Expiration of the Offer.

The Offer expired as scheduled at 12:00 midnight, New York City time, at the end of the day on November 16, 2017 (the “Expiration Date”), and was not further extended. The depositary for the Offer has advised Purchaser that, as of the Expiration Date, a total of 6,793,935 Shares have been validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 81.4% of the Shares then outstanding (including Shares issuable (i) upon the exercise of outstanding stock options, (ii) upon the vesting of outstanding restricted stock units, or (iii) on October 31, 2017 pursuant to the Company’s Amended 2000 Employee Stock Purchase Plan, as amended (the “ESPP”)). In addition, Notices of Guaranteed Delivery have been delivered with respect to 33,049 Shares that have not yet been validly tendered, representing approximately 0.4% of the Shares then outstanding (including Shares issuable (i) upon the exercise of outstanding stock options, (ii) upon the vesting of outstanding restricted stock units, or (iii) on October 31, 2017 pursuant to the ESPP).

The number of Shares validly tendered pursuant to the Offer and not properly withdrawn on or prior to the Expiration Date satisfied the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied (or waived), Purchaser accepted for payment and will promptly pay for all such Shares validly tendered pursuant to the Offer and not properly withdrawn on or prior to the Expiration Date (including all Shares delivered through Notices of Guaranteed Delivery).

On November 17, 2017, Purchaser effected the Merger, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent. At the Effective Time, each Share then issued and outstanding (other than any Shares owned by the Company or by Parent, Purchaser, Deltek or any other wholly owned subsidiary of Parent, those Shares accepted for purchase pursuant to the Offer and Shares held by stockholders who have properly and validly perfected appraisal rights in compliance in all respects with Section 262 of the DGCL) was converted into the right to receive the Merger Consideration.

The Shares no longer meet the requirements for continued listing on, and will be delisted from, NASDAQ and will be deregistered under the Exchange Act.

On November 17, 2017, Deltek issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(H) to the Schedule 14D-9 and is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(G) as follows:

(a)(5)(H)	Press Release issued by Deltek, Inc. on November 17, 2017 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO, as amended (File Number 005-58749)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 17, 2017

ONVIA, INC.

By:	/s/ Russell Mann
Name:	Russell Mann
Title:	Chief Executive Officer